                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)

                               (Amendment No. ___)

                            Energy West Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   29274A-10-5
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                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                  20th Fl., Cleveland, OH 44114 (216-696-8700)
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5                                                PAGE 2 OF 8

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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  NUMBER OF      7     SOLE VOTING POWER

   SHARES              125,000
                 ---------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

  OWNED BY
                 ---------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER

  REPORTING            125,000
                 ---------------------------------------------------------------
   PERSON        10    SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     125,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
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14   TYPE OF REPORTING PERSON*

     OO
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
                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5                                                PAGE 3 OF 8

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. Michael Gorman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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  NUMBER OF      7     SOLE VOTING POWER

   SHARES              70,000
                 ---------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

  OWNED BY
                 ---------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER

  REPORTING            70,000
                 ---------------------------------------------------------------
   PERSON        10    SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     70,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%
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14   TYPE OF REPORTING PERSON*

     IN
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
CUSIP NO. 29274A-10-5

      This original Statement on Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") of which Richard M. Osborne is the sole Manager, and J. Michael Gorman for the purpose of reporting acquisitions of shares of common stock, par value $0.15 per share (the "Shares"), of Energy West Incorporated, a Montana corporation ("Energy West").

      On October 16, 2001, the Fund filed with the Securities and Exchange Commission (the "SEC") Amendment No. 2 to its prior original Statement on
Schedule 13D, filed with the SEC on May 12, 1999, reporting that it had ceased to be the beneficial owner of more than 5% of the then outstanding Shares of Energy West. This Schedule 13D reports that the Fund, and Mr. Gorman, together own 7.5% of Energy West.

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to Shares of Energy West, which has its principal executive offices at 1 First Avenue South, Great Falls, Montana 59401.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This Schedule 13D is filed by the Fund and J. Michael Gorman for the purpose of reporting acquisitions of Shares of Energy West. Richard M. Osborne is the sole manager of the Fund.

      (b) The address of the Fund, and the business address of Mr. Osborne, is 8500 Station Street, Suite 113, Mentor, Ohio 44060. The business address of Mr. Gorman is P.O. Box 99583, Raleigh, North Carolina 27624.

      (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Gorman's principal occupation is Chief Executive Officer and Chairman of the Board of Directors of Key West Aloe, Inc., which has a principal business address of 524 Front Street, Key West, Florida 33040. Key West Aloe, Inc. develops and manufactures skincare products.

      (d) Negative with respect to the Fund, Mr. Osborne and Mr. Gorman.

      (e) Negative with respect to the Fund, Mr. Osborne and Mr. Gorman.

      (f) The Fund is a limited liability company organized under the laws of the State of Ohio. Mr. Osborne and Mr. Gorman are citizens of the United States of America.

CUSIP NO. 29274A-10-5

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $159,134 (excluding commissions) with margin debt from Wachovia Securities ("Wachovia"). The Shares reported herein as having been acquired by Mr. Gorman were acquired for the aggregate purchase price of approximately $438,946 (excluding commissions) with personal funds of Mr. Gorman.

      Interest on the Wachovia margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by the Fund. The Fund's margin debt is subject to the standard terms and conditions contained in Wachovia's margin account agreements.

ITEM 4. PURPOSE OF TRANSACTION.

      The Fund, Mr. Osborne and Mr. Gorman purchased the Shares to acquire a minority interest in Energy West for the purpose of investment and to attempt to influence the business operations of Energy West. Depending on the market conditions, the Fund, Mr. Osborne and Mr. Gorman reserve the right to dispose of or acquire additional Shares or additional securities of Energy West.

      In June 2003, the management of Energy West settled a lawsuit between one of its subsidiaries and PPL Montana, LLC. Under the terms of the settlement, Energy West Resources, Inc., a subsidiary of Energy West, will pay PPL Montana, LLC a total of $3.2 million, with an initial payment of $1.0 million and the balance of $2.2 million to be paid by the end of September 2003. Mr. Osborne and Mr. Gorman are concerned that this settlement will adversely effect the financial condition of Energy West potentially leading to a further decrease in shareholder value. In a press release dated June 18, 2003, Edward J. Bernica, the Chief Executive Officer of Energy West, stated similar concerns indicating "[t]he need to finance the settlement has necessitated measures to conserve cash."

      Representatives of Mr. Osborne have met with senior management of Energy West and its advisors to discuss the settlement and its potential impact on future business operations. Upon further review of relevant information about the financial condition and business operations of Energy West, Mr. Osborne and Mr. Gorman may propose changes in the capitalization, structure, operations and control of Energy West, including, but not limited to, a change in the present board of directors or management of Energy West. Mr. Osborne and Mr. Gorman may choose to nominate qualified individuals to serve on the Board of Directors of Energy West. If they do so, Mr. Osborne and Mr. Gorman intend to vote all of their respective Shares in favor of such director nominees.

      Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, neither the Fund, Mr. Osborne nor Mr. Gorman has plans or proposals that relate to or would result in any of the following:

      (i)   the acquisition or disposition of Shares;

CUSIP NO. 29274A-10-5

      (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Energy West;

      (iii) the sale or transfer of a material amount of assets of Energy West;

      (iv) a change in the present board of directors or management of Energy West;

      (v) a material change in the present capitalization or dividend policy of Energy West;

      (vi) a material change in the business or corporate structure of Energy West;

      (vii) a change to the Restated Certificate of Incorporation or Bylaws of Energy West, or an impediment to the acquisition of control of Energy West, by any person;

      (viii) the delisting from the National Association of Securities Dealers Automated Quotation System of the Shares;

      (ix) a class of equity securities of Energy West becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (x) any action similar to any of those enumerated in (i) through (ix) above.

      The Fund, Mr. Osborne and Mr. Gorman reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (x) above or in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) According to the most recently available filing with the SEC by Energy West, there are 2,594,258 Shares outstanding.

      The Fund beneficially owns 125,000 Shares, or approximately 4.8% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares held by the Fund. Mr. Gorman beneficially owns 70,000 shares, or approximately 2.7% of the outstanding Shares. The Fund and Mr. Osborne disclaim beneficial ownership of the Shares held by Mr. Gorman. Mr. Gorman disclaims beneficial ownership of the Shares held by the Fund and Mr. Osborne.

      (b) Mr. Osborne, as the sole Manager of the Fund, has sole power to vote, or direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund. Mr. Gorman has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares owned by him.

CUSIP NO. 29274A-10-5

      (c) During the 60 days prior to June 18, 2003, the Fund purchased 26,049 Shares in open market transactions as set forth below:

                                         Approximate Per Share Price
  Date            Number of Shares         (Excluding Commissions)
  ----            ----------------         -----------------------
4/22/2003                 600                       $7.05
4/22/2003                 200                       $7.10
4/23/2003               1,800                       $7.10
4/24/2003               4,000                       $7.05
5/05/2003               1,862                       $5.55
5/05/2003               2,000                       $5.58
5/08/2003               4,000                       $5.75
5/12/2003               3,000                       $5.85
5/12/2003               4,000                       $6.00
5/15/2003                 800                       $5.75
5/15/2003               1,700                       $5.80
5/19/2003               2,087                       $5.75

      During the past 60 days, Mr. Gorman purchased 70,000 Shares in open market transactions as set forth below.

                                         Approximate Per Share Price
  Date            Number of Shares         (Excluding Commissions)
  ----            ----------------         -----------------------
6/18/2003                4,900                       $6.18
6/19/2003               36,100                       $6.30
6/20/2003                9,000                       $6.45
6/23/2003                5,200                       $6.17
6/24/2003                4,100                       $6.25
6/25/2003                  700                       $6.25
7/03/2003               10,000                       $6.11

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 7.1    Joint Filing Agreement

CUSIP NO. 29274A-10-5

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2003

                                         Turkey Vulture Fund XIII, Ltd.


                                         By:/s/ Richard M. Osborne
                                            --------------------------------
                                            Richard M. Osborne, Manager


                                         /s/ J. Michael Gorman
                                         -----------------------------------
                                         J. Michael Gorman